

December 11, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
         Issuer CIK: 0001100663
         Issuer File Number: 333-92935 / 811-09729
         Form Type: 8-A12B
         Filing Date: December 11, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of iShares MSCI Global Quality Factor ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications